UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT INFORMATION

Further to the Relevant Events published on November 28, 2017 and December 5, 2017 with registration numbers at the Spanish CNMV 258916 and 259179, respectively, BBVA informs that, as of today, after obtaining all required authorizations, BBVA has completed the sale to The Bank of Nova Scotia of its direct and indirect shareholding stake in Banco Bilbao Vizcaya Argentaria, Chile (“BBVA Chile) as well as in other companies of its group in Chile which operations are complementary to the banking business (particularly, BBVA Seguros Vida, S.A.). BBVA’s stake in BBVA Chile amounts to approximately 68.19% of its share capital.

The consideration received in cash by BBVA as consequence of the referred sale amounts to approximately 2,200 million USD. The transaction results in a capital gain net of taxes of approximately 640 million euros and in a positive impact on BBVA Group’s Common Equity Tier 1 (fully loaded) of approximately 50 basis points. These impacts will be recorded in BBVA Group´s third quarter financial statements for FY 2018.

Madrid, July 6, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 6, 2018	By:	/s/ Francisco Javier Rodríguez Soler
	Name:	Francisco Javier Rodríguez Soler
	Title:	Authorized signatory